[LOGO]                               Filed by iVillage Inc.

                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                     Subject: Women.com Networks, Inc.

                                     Commission File No.: 333-56150


MEMO TO:       Analysts and Investors

FROM:          iVillage Investor Relations

SUBJECT:       Women.com acquisition conference call

DATE:          May 29, 2001

--------------------------------------------------------------------------------

Subject to the expected closing of iVillage Inc.'s proposed acquisition of Women.com Networks, Inc. on June 18, 2001, iVillage will host a conference call on Thursday, June 21, 2001 at 5:00 PM (EDT) to discuss the pending Women.com acquisition and to provide available pro forma projections for the combined company post-merger.

To participate, please dial:

           1.800.895.1075 (Domestic) or 1.212.346.6450 (International)
                          Reservation Number: 18970257

If you are unable to participate, but would like to hear the teleconference at a later time, a replay will be available from 7:00 PM (EDT) Thursday, June 21, 2001 until 7:00 PM (EDT) Monday, June 25, 2001. To access the replay, please dial:

           1.800.633.8284 (Domestic) or 1.858.812.6440 (International)
                          Reservation Number: 18970257

If you have any questions, please contact Carl Fischer of iVillage at
212.600.6502 or Jocelyn Austin of the Abernathy MacGregor Group at 212.371.5999.

Thank you for your interest in iVillage.

Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

iVillage Inc. has included in this document certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions,
(iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) iVillage's ability to successfully consummate, integrate and manage its proposed acquisition of Women.com Networks, Inc. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger and related rights offering to stockholders of Women.com Networks, Inc., iVillage Inc. and Women.com have filed a Registration Statement on Form S-4 with the Securities and Exchange Commission ("SEC"), and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus filed with the SEC by iVillage has been mailed to iVillage's stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.